Exhibit 99.(I)

   [LOGO]                                          TRADE
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  BLADEX                                           INTERNATIONAL
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              BANCO LATINOAMERICANO DE EXPORTACIONES ("BLADEX") AND
         TRADE SOURCE INTERNATIONAL ("TSI") ANNOUNCE STRATEGIC ALLIANCE

BLADEX to provide its clients with new line of innovative global trade finance services

Panama City, Panama & Pasadena, CA - January 9, 2004 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX") and Trade Source International ("TSI"), today announced a strategic alliance that will offer BLADEX's clients TSI's suite of global trade finance services, geared around the latter's international expertise in Export Credit Agency and other trade-specific financial structures. The services include creating and implementing innovative financing and payment solutions for trade-related structured transactions.

"We are delighted to be working with TSI. Leveraging on their extensive experience, BLADEX will be able to offer our clients an additional service to support their trade-related needs," said Jaime Rivera, Chief Executive Officer of BLADEX. "As part of our strategy of increasing the scope of our trade finance products through strategic alliances, TSI affords BLADEX the capability of deploying first-rate Export Credit Agency structures. Our aim remains to become the most complete trade finance house in Latin America, while minimizing our execution and investment risk."

"TSI is extremely proud to have been selected by BLADEX to help service its clients by providing product expertise in the structuring of trade related transactions benefiting from Export Credit Agencies support," said Michael Stoddard, Managing Director for TSI.

About BLADEX

BLADEX is a multinational bank established by the Central Banks of the Latin American and Caribbean countries. Based in Panama, its shareholders include central and commercial banks in 23 countries in the Region, as well as international banks and private investors. BLADEX (ticker: BLX) is listed on the New York Stock Exchange. Additional information is available at www.blx.com.

About TSI

TSI is an international financial advisory services firm that delivers business and financing solutions to banks and their customers that engage in cross-border trade and investment. TSI develops partnerships with financial institutions to supplement their trade and project finance expertise. Through these partnerships, TSI assists its client banks in generating advisory fees, originating loans, and distributing trade risk on structured trade finance business. Additional information is available at www.tsi-b2b.com.

Media Contacts:

Carlos Yap S.
Banco Latinoamericano de Exportaciones, S.A. (BLADEX)
507-210-8581
cyap@blx.com

Michael W. Stoddard
Trade Source International (TSI)
626-398-0759
stoddard@tsi-b2b.com

Melanie Carpenter
i-advize Corporate Communications, Inc. (for BLADEX)
212-406-3692
mcarpenter@i-advize.com